

September 24, 2021

Kevin Morris
Chief Financial Officer
Nommi, Inc.
1438 9th Street
Santa Monica, California 90401

> **Re: Nommi, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 20, 2021**
> **File No. 024-11649**

Dear Mr. Morris:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 20, 2021

Cover Page

1.   Your disclosure in the plan of distribution section indicates that there may be a minimum investment required for each investor. Please disclose the minimum investment requirement prominently on the cover page.

2.   Please disclose prominently on the cover page that investors will be required to subscribe to the offering through a third-party platform managed by Wax Inc. Furthermore, please disclose any fees associated with the use of the Wax Inc. platform.

Risk Factors
Your rights as a holder of common stock may be limited..., page 10

3.   We note your disclosure that Class F stock is entitled to certain protective provisions. Please expand this disclosure to clarify the scope of those protections and

when they would be applicable.

Management Discussion and Analysis of Financial Condition and Results of Operations
Operating Results - Fiscal Years Ended December 31, 2019 and 2020, page 20

4.   We note your disclosure that the company recognized one-time revenues of $102,550 in 2019. Please disclose the source of this revenue.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson